UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CURO Group Holdings Corp.

File No. 333-221081 - CF#35536
_____

CURO Group Holdings Corp**.** submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 24, 2017, as amended.

Based on representations by CURO Group Holdings Corp**.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through November 30, 2021
Exhibit 10.27	through November 30, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary